Exhibit 12.1

Enterprise Financial Services Corp
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (unaudited)

	Three Months Ended March 31,	Years ended December 31,
($ in thousands)	2014	2013	2012	2011	2010	2009 (2)
Earnings (1):
Income (loss) before income taxes	$8,855	$50,080	$42,830	$38,225	$7,196	$(48,544)
Add: Fixed charges from below	3,658	18,137	28,002	33,950	35,597	51,356
Earnings including interest expense on deposits (a)	$12,513	$68,217	$70,832	$72,175	$42,793	$2,812

Less: interest expense on deposits	(2,653)	(11,142)	(15,406)	(21,658)	(22,867)	(30,203)
Earnings excluding interest expense on deposits (b)	$9,860	$57,075	$55,426	$50,517	$19,926	$(27,391)

Fixed charges (1):
Interest on deposits	$2,653	$11,142	$15,406	$21,658	$22,867	$30,203
Interest on borrowings	1,005	6,995	7,761	8,497	9,544	18,642
TARP preferred stock dividends (pre-tax)	—	—	4,835	3,795	3,186	2,511
Fixed charges including interest on deposits (c)	$3,658	$18,137	$28,002	$33,950	$35,597	$51,356

Less: interest expense on deposits	(2,653)	(11,142)	(15,406)	(21,658)	(22,867)	(30,203)
Fixed charges excluding interest expense on deposits (d)	$1,005	$6,995	$12,596	$12,292	$12,730	$21,153

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b/d) (3)	9.81x	8.16x	4.40x	4.11x	1.57x	-1.29x
Including interest on deposits (a/c)	3.42x	3.76x	2.53x	2.13x	1.20x	0.05x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits (b/d) (3)	9.81x	8.16x	6.52x	5.50x	1.75x	-1.60x
Including interest on deposits (a/c)	3.42x	3.76x	2.85x	2.27x	1.22x	0.01x

(1) As defined in Item 503(d) of Regulation S-K.

(2) Due to the Company's $46.7 million loss (including $45.4 million of goodwill impairment charges) for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $49.3 million to achieve a coverage ratio of 1:1.

(3) The ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.